                                                                      Exhibit 19


Butler
Manufacturing
Company
FIRST
QUARTER
REPORT 1996
Three Months Ended
March 31, 1996
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO 64108

To Our Shareholders:

Butler had excellent first quarter results, with sales and earnings down only modestly despite unusually severe winter weather in many parts of the country. Quarterly profits of $3.3 million, or $.42 per share, compared with $3.6 million, or $.48 per share in the exceptionally strong first quarter of 1995. Quarterly sales in 1996 were $176 million, down about 10 percent from a year ago.

The latest available published data on the U.S. nonresidential construction market indicates that for the first two months of 1996, the square footage of all new contract awards declined 23 percent from a year ago. This probably reflects the effect of winter weather more than any meaningful shift in fundamental demand.

Butler's first quarter earnings in 1996, when compared to 1995, benefited significantly from our European metal building systems business achieving nearly break-even results instead of a substantial loss last year. Their market and order situations remain somewhat erratic, but they are ahead of plan for accomplishing major financial and operational progress this year. The U.S. Buildings Division had a strong first quarter with profitability up 7 percent despite lower shipments. Their orders were higher, and their backlog was up 12 percent from a year ago. Export sales and earnings were lower for the quarter. Of all Butler businesses, the Lester wood frame buildings division was most severely impacted by winter weather. Their activity is heavily concentrated in the upper midwest and eastern regions. Lester's quarterly sales declined 41 percent and they experienced an operating loss. Butler Real Estate, whose earnings are determined by the sale of specific projects, had lower first quarter results, but has excellent prospects for the balance of the year.

Construction Services started 1996 with a strong backlog and achieved good first quarter earnings compared to a loss last year. Strategic alliances with major multinational corporations continue to offer good potential for future growth.

The Other Building Products group had good first quarter results.
Vistawall's sales and earnings were both lower than their exceptional 1995 first quarter, but still at very attractive levels. Grain Systems' sales and earnings were both higher this year.

Important progress is being made on three major areas of investment for the future of Butler. In Shanghai, China, structural sections are in production, and start-up of roll-formed products is scheduled for late summer. Advanced Building Systems, our modular restaurant production joint venture with McDonald's, successfully completed its first project in early February. The evaluation of cost, time, and quality results was encouraging, and we continue to see good potential for this business. In January, the Board of Directors approved a multi-year, several million dollar software development project to significantly enhance systems for engineering design, pricing, and ordering of virtually any building configuration. This investment promises major benefits for many Butler businesses, our dealers, and their customers.

At the end of the quarter, Butler's total backlog was $244 million, up 10 percent from a year ago. Product backlog increased over 8 percent from last year, and construction backlog was 23 percent higher.

Our objective for 1996 is to continue to achieve attractive current returns for Butler shareholders while at the same time making the investments that will assure our long term success with the customers whom we serve.

                                                 Cordially yours,

                                                /s/ Robert H. West

                                                 Robert H. West
                                                 Chairman and
                                                 Chief Executive Officer

                                                 April 15, 1996
                                                 Butler Manufacturing Company